Exhibit 99.5
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Catherine ENCK
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Patricia MARIE
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Paul FLOREN
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Christine de CHAMPEAUX
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Bertille ARON
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Isabelle CABROL
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Charles-Edouard ANFRAY
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Franklin BOITIER
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Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
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Lisa WYLER
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TOTAL S.A.
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Communiqué de Pressee News Releasee
Dalia Field Officially Inaugurated in Angola
“A new global technological benchmark”
Christophe de Margerie, Chief Executive Officer of Total
Paris, March 29, 2007 — Angola’s Petroleum Minister, Desiderio Costa, officially inaugurated the deep offshore Dalia field at a ceremony also attended by Manuel Vicente, Chairman of Sonangol (Sociedade Nacional de Combustíveis de Angola), and Christophe de Margerie, Chief Executive Officer of Total.
Located in the prolific Block 17, home to 15 discoveries, Dalia came on stream in December 2006. Production already exceeds 200,000 barrels per day and is expected to reach 240,000 barrels per day in the very near future.
“Dalia is a new global technological benchmark, a milestone in the history of deepwater oil development,” said Christophe de Margerie. “We are extremely proud of this success story, which once again demonstrates Total’s commitment to supporting the long-term growth of Angolan output and the quality of its teams. We would like to thank the Angolan government, Sonangol, the Block 17 partners and the contractors, all of whom share the credit for the project.”
With proved and probable reserves estimated at close to 1 billion barrels, Dalia represented a total investment of more than $4 billion. The field comprises 71 wells—31 for water injection, three for gas injection and 37 producers tied into nine manifolds. The oil is pumped to a 300-metres-long, 60-metres-wide floating production storage and offloading (FPSO) vessel that can process 240,000 barrels per day of oil and has a storage capacity of 2 million barrels.
Located 135 kilometres offshore in water depths ranging from 1,200 to 1,500 metres, Block 17 is Total’s main asset in Angola. It comprises four major areas: Girassol and Dalia, both in production; Pazflor, which is in the final bidding process before sanction; and CLOV, a fourth major production area based on the Cravo, Lirio, Violeta and Orquidea discoveries, whose development is currently being studied. Future production from these fields will come in addition to 500,000 barrels per day that will be pumped by summer 2007.
Sonangol is the Block 17 concessionaire. Total E&P Angola, operator, has a 40% interest in Block 17, alongside partners Esso Exploration Angola (Block 17) Limited (20%), BP Exploration (Angola) Ltd. (16.67%), Statoil Angola Block 17 AS (13.33%) and Norsk Hydro Dezassete a.s. (10%).
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
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Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filing with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “proved and probable reserves” that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F available from us at 2, place de la Coupole — La Défense 6 — 92078 Paris la Défense Cedex — France. You can also obtain this form from the SEC by calling 1-800-SEC-0330.